CONTACTS:

         CSX CORPORATION                    CONRAIL INC.
         Thomas E. Hoppin                   Rudy Husband
         (804) 782-1450                     (215) 209-4594


         FOR IMMEDIATE RELEASE


         CONRAIL AND CSX BEGIN DISCUSSIONS WITH AFL-CIO ON PROPOSED
         MERGER


         RICHMOND, VA, AND PHILADELPHIA, PA, NOV. 20, 1996 -- Conrail and CSX confirmed that meetings have begun with the Transporta-tion Trades Department of the AFL-CIO to discuss the proposed merger between Conrail and CSX. Yesterday's meeting was a get-acquainted session to establish channels of communication. Further discussions are expected to be held as the merger pro-ceeds. The AFL-CIO previously announced that it had formed a coalition of rail unions to analyze the merger and to develop a formal position.

         CSX, headquartered in Richmond, Va., is an international trans-portation company offering a variety of rail, container-shipping, intermodal, trucking, barge and contract logistics management services. Conrail, with corporate headquarters in Philadelphia, Pa., operates an 11,000 mile rail freight network in 12 Northeastern and Midwestern states, the District of Co-lumbia, and the Province of Quebec.

         CSX's home page can be reached at http://www.csx.com. Conrail's home page can be reached at http://www.conrail.com.


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